Exhibit 99.2

REGULATED INFOMATION

Publication relating to a transparency notification

Mont-Saint-Guibert (Belgium), July 27, 2023, 10.30pm CET / 4.30pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a rectification of an earlier transparency notification.

On July 25, 2023, Nyxoah received the rectification of the April 16, 2023 transparency notification that it had received from ResMed Inc. in relation to the upward crossing of the 5% threshold by ResMed Inc. on March 30, 2023. The correction relates to the number of shares and the percentage of voting rights held by ResMed Inc. on March 30, 2023: ResMed Inc. held 1,619,756 shares, representing 5.73% of the total number of voting rights (and not 1,499,756 shares or 5.30% of the voting rights as stated in the April 2023 notification).

The notification dated July 17, 2023 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a person that notifies alone

•	Persons subject to the notification requirement: ResMed Inc., 9001 Spectrum Center Boulevard, San Diego, CA 92123, USA

•	Date on which the threshold was crossed: March 30, 2023

•	Threshold that is crossed: 5%

•	Denominator: 28,286,985

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
ResMed Inc.	794,235	1,619,756		5.73%
	TOTAL	1,619,756	0	5.73%	0.00%

•	Chain of controlled undertakings through which the holding is effectively held: No indirect holding of voting securities. ResMed Inc. is not a controlled entity.

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Contact:
Nyxoah
David DeMartino, Chief Strategy Officer
david.demartino@nyxoah.com
+1 310 310 1313

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